UNITED STATES
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

Albany Molecular Research
(Name of Issuer)

Common Stock
(Title of Class of Securities)

012423109
(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	012423109	Page 2 of 6 Pages
1. NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS		Brown Capital Management, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a)[ ] (b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			Maryland

REPORTING NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5. 6 7. 8.	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,231,965 None 2,731,700 None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,731,700

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.25%

12. TYPE OF REPORTING PERSON*	IA CO

CUSIP No.		012423109	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:	Albany Molecular Research.
	(b)	Address of Issurer	21 Corporate Circle P.O. Box 15098 Albany, NY 12212-5098

Item 2	(a)	Name of Person Filing:	Brown Capital Management, Inc
	(b)	Address of Principal Business Office or, if none, Residence:	1201 N. Calvert Street Baltimore, Maryland 21202
	(c)	Citizenship:	Maryland
	(d)	Title of Class of Securities:	Common Stock
	(e)	CUSIP Number:	012423109

Item 3:	Capacity in Which Person is Filing:		[x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

CUSIP No.	012423109	Page 4 of 6 Pages
Item 4:	Ownership As of December 31, 2001::
(a) Amount Beneficially Owned:		2,731,700
(b) Percent of class:		8.25%
(c)	Number of shares to which such person has:
(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of :	2,231,965 None 2,731,700 None

Item 5:	Ownership of Five Percent of Less of Class:	Not applicable

CUSIP No.	012423109	Page 5 of 6 Pages
Item 6:	Ownership of More than Five Percent on Behalf of Another Person

All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Brown Capital Management, Inc., which is deemed to be a beneficial owner of those shares pursuant to Rue 13d-3 under the Securities
Exchange Act of 1934, due to it discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares. In all cases, persons other than Brown Capital Management, Inc. has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares.
No individual client holds more than five percent of the class.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:	Not applicable
Item 8:	Identification and Classification of Members of the Group:	Not applicable
Item 9:	Notice of Dissolution of Group:	Not applicable

CUSIP No.	012423109	Page 6 of 6 Pages

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Brown Capital Management, Inc. By: /s/ Eddie C. Brown

Eddie C. Brown President
Date:	January 30, 2002